SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat Recorded Net Income Growth of 78.5% in the First Half of 2004;

Cellular Subscribers Reached 7.35 million by end June of 2004

Jakarta, 31 August 2004,  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first half of 2004 operational and financial results with limited review report by an independent auditor.  The Company booked operating revenue and operating income for the period ended 30 June  2004 amounting to Rp 5,074.0 billion and Rp  1,739.2 billion respectively. Net income was recorded as Rp 717.6 billion.

In the first half of 2004, the telecommunication services provided by the Company namely cellular, international calls, and MIDI (Multimedia, Data Communications and Internet) services contributed 66.4%, 18.6%, and 14.3% to operating revenues, respectively.  Other services contributed the remaining 0.7% of operating revenues.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Summary

For Period Ended June 30

In Billion Rp                     2003         2004      (%) Change

      Operating Revenues              3,882.3       5,074.0       30.7%

          - Cellular                  2,232.3       3,370.0       51.0%

          - International Calls         986.4         945.0       -4.2%

          - MIDI                        615.8         725.2       17.8%

          - Other Services               47,8          33,8      -29.3%

     Operating Expense                2,655.1       3,334.8       25.6%

     Operating Income                 1,227.1       1,739.2       41.7%

     Net Income                         402.1         717.6       78.5%

     EBITDA*)                         2,074.1       2,985.0       43.9%

     EBITDA*) Margin                    53.4%         58.8%         -

*EBITDA: Earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Indosat’s cellular business recorded cellular subscribers’ net addition of 1.392 million in the first half of 2004, closing the period with 7.35 million cellular subscribers or a 70.6% increase compared to the same period in the prior year.

“We are happy with the first half of 2004 results which reflected an improved performance compared to the performance in the same period of last year. Our cellular business, which is now the Company’s main focus, has shown strong growth, and coupled with improved operational efficiencies, we have been able to achieve a higher than expected EBITDA margin for this first half of the year. On the whole, we expect the full year’s performance in terms of EBITDA margin to be better than last year”, said Ng Eng Ho, Indosat’s Deputy President Director.

To anticipate the need of cellular customers, the first half of 2004, Indosat launched various marketing and promotion program such as Matrix-9 (Free Roaming and Free Monthly Subscription Postpaid), Mentari & IM3 “Holiday” packages, introduced Subscriber-to-Subscriber Over-the-Air-Pulse Transfer for Mentari and IM3 prepaid subscriber and launched Fixed Wireless Service “StarOne” in Surabaya (in May) and later in Jakarta (in July).

Indosat will hold a conference call with analysts and investors to further elaborate the first half of 2004 results and achievements on September 1, 2004.

Indosat is a leading telecommunication and information network, services and informatics provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the first half of 2004, cellular contributed 66.4% to the operating revenue. While IDD contributed  18.6% and MIDI and other services contributed 15% . Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Attachment: First Half 2004 Financial Statement

For further information, please contact :

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indoat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : September 9, 2004

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director